Exhibit 99.1

Canadian Solar Reports Third Quarter 2017 Results

Guelph, Ontario, November 9, 2017 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•                  Total solar module shipments were 1,870 MW, compared to 1,745 MW in the second quarter of 2017, and the third quarter guidance in the range of 1,650 MW to 1,700 MW.

•                  Net revenue was $912.2 million, compared to $692.4 million in the second quarter of 2017, and the third quarter guidance in the range of $805 million to $825 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 21.6% compared to 6.5% in the second quarter of 2017.

•                  Gross margin was 17.5%, compared to gross margin of 24.2% in the second quarter of 2017 (including the benefits of two AD/CVD reversals of $42.6 million and $15.0 million based on the final rates of Solar 1 AR3 and Solar 2 AR1, respectively) and gross margin of 15.9% in the second quarter of 2017 (excluding the reversal benefits), and the third quarter guidance of 15.0% to 17.0%.

•                  Net income attributable to Canadian Solar was $13.3 million, or $0.22 per diluted share, compared to net income of $38.2 million, or $0.63 per diluted share, in the second quarter of 2017.

•                  Cash, cash equivalents and restricted cash balance as of September 30, 2017 was $1.15 billion, compared to $961.6 million as of June 30, 2017.

•                  Net cash provided by operating activities was $153.8 million, compared to net cash used in operating activities of $83.4 million in the second quarter of 2017.

•                  The Company’s portfolio of solar power plants in commercial operation was 1,419.5 MWp as of September 30, 2017, with an estimated total resale value of approximately $2.0 billion. Only the class B share value of the Company’s tax equity deal projects in the U.S. was included in the estimated resale value.

Update on the Monetization of the Operating Projects

•                  In September and October 2017, the Company entered into definitive agreements with two Asian buyers, to sell a portfolio of six solar power projects in California, totaling 703 MWp. These transactions are subject to various government approvals. The parties hope to close the transactions in the fourth quarter of 2017 or the first quarter of 2018, depending on the timing of the required governmental approvals.

•                  In September 2017, Canadian Solar Infrastructure Fund, Inc. (“CSIF”), a fund sponsored by a subsidiary of the Company, obtained approval from the Tokyo Stock Exchange, Inc. (the “TSE”) to list its investment units on the TSE’s infrastructure investment fund securities market. Japanese subsidiaries of Canadian Solar agreed to sell 13 operating solar power plants with a total installed capacity of 72.7 MWp to CSIF as its initial portfolio (the “Initial Portfolio”). An initial public offering of 177,800 CSIF investment units was priced at 100,000 Japanese yen per unit, before underwriting discounts. Of the units included in the offering, Canadian Solar purchased 25,395 units as the designated purchaser. The listing was completed on October 30, 2017. CSIF plans to use the net proceeds from the offering and anticipated bank borrowings of JPY 17.7 billion (approximately $156 million) to consummate the acquisition of the Initial Portfolio. Net sale proceeds to Canadian Solar from the Initial Portfolio amounted to JPY 30.4 billion (approximately $270 million). Canadian Solar expects to use part of the net sale proceeds to reduce its overall debt by JPY 18.7 billion (approximately $165 million).

•                  In September 2017, the Company entered into an agreement to sell 99 percent of its Class B membership interests in the 92 MWp IS-42 project in North Carolina to Falck Renewables S.p.A., with closing expected in November 2017.

•                  In October 2017, the Company entered into agreements to sell interests in three solar projects in Australia, totaling 117 MWp, to Foresight Solar Fund Limited. The transaction is expected to close in the fourth quarter of 2017.

•                  During the quarter, the Company completed the sale of the 108 MWp SECI Maharashtra project in India.

Third Quarter 2017 Results

Net revenue in the third quarter of 2017 was $912.2 million, up 31.8% from $692.4 million in the second quarter of 2017 and up 38.8% from $657.3 million in the third quarter of 2016. Solar module shipments recognized in revenue totaled 1,782 MW, compared to 1,638 MW recognized in revenue in the second quarter of 2017 and 1,161 MW recognized in revenue in the third quarter of 2016. Solar module shipments recognized in revenue in the third quarter of 2017 included 12.6 MW used in the Company’s total solutions business, compared to 29.2 MW in the second quarter of 2017, and 16.3 MW in the third quarter of 2016.

Gross profit in the third quarter of 2017 was $159.8 million, compared to $167.8 million in the second quarter of 2017 and $117.3 million in the third quarter of 2016. Gross margin in the third quarter of 2017 was 17.5%, compared to 24.2% in the second quarter of 2017, and 17.8% in the third quarter of 2016. Gross profit in the second quarter of 2017 included the benefits of two AD/CVD reversals of $42.6 million and $15.0 million based on the final rates of Solar 1 AR3 and Solar 2 AR1, respectively. Excluding the reversal benefits, gross margin in the second quarter of 2017 was 15.9%.

Total operating expenses were $102.0 million in the third quarter of 2017, up 21.3% from $84.1 million in the second quarter of 2017 and up 13.0% from $90.3 million in the third quarter of 2016.

Selling expenses were $42.8 million in the third quarter of 2017, up 8.9% from $39.3 million in the second quarter of 2017 and up 26.1% from $34.0 million in the third quarter of 2016. The sequential and year-over-year increases were primarily due to higher shipping and handling costs, resulting from higher module shipment volumes and external sales commissions.

General and administrative expenses were $53.3 million in the third quarter of 2017, up 0.7% from $53.0 million in the second quarter of 2017 and up 1.6% from $52.5 million in the third quarter of 2016.

Research and development expenses were $7.3 million in the third quarter of 2017, compared to $7.3 million in the second quarter of 2017 and $4.6 million in the third quarter of 2016. The year-over-year increase reflects the Company’s continued commitment to investing in and commercializing solar energy technologies that differentiate the Company and strengthen its competitive position through higher efficiency, and more sought after energy solutions.

Other operating income was $1.4 million in the third quarter of 2017, compared to other operating income of $15.5 million in the second quarter of 2017 and $0.8 million in the third quarter of 2016. Other operating income in the second quarter of 2017 includes insurance compensation of $15.2 million for the loss of profit related to the June 2016 tornado damage to the Company’s Funing cell factory.

Income from operations was $57.8 million in the third quarter of 2017, compared to income from operations of $83.7 million in the second quarter of 2017, and $27.0 million in the third quarter of 2016. Operating margin was 6.3% in the third quarter of 2017, compared to 12.1% in the second quarter of 2017 and 4.1% in the third quarter of 2016.

Non-cash depreciation and amortization charges were approximately $23.8 million in the third quarter of 2017, compared to $21.2 million in the second quarter of 2017, and $25.4 million in the third quarter of 2016.  Non-cash equity compensation expense was $2.1 million in the third quarter of 2017, compared to $4.2 million in the second quarter of 2017 and $1.8 million in the third quarter of 2016.

Interest expense was $33.7 million in the third quarter of 2017, compared to $26.7 million in the second quarter of 2017 and $18.8 million in the third quarter of 2016.

Interest income was $3.4 million in the third quarter of 2017, compared to $1.4 million in the second quarter of 2017 and $2.1 million in the third quarter of 2016.

The Company recorded a gain on change in fair value of derivatives of $1.8 million in the third quarter of 2017, compared to a loss of $1.8 million in the second quarter of 2017 and a gain of $2.0 million in the third quarter of 2016. Foreign exchange loss in the third quarter of 2017 was $16.5 million compared to a foreign exchange loss of $11.6 million in the second quarter of 2017 and a foreign exchange gain of $4.4 million in the third quarter of 2016.

Income tax expense was $6.2 million in the third quarter of 2017, compared to income tax expense of $9.0 million in the second quarter of 2017 and income tax expense of $16 thousand in the third quarter of 2016.

Net income attributable to Canadian Solar was $13.3 million, or $0.22 per diluted share, in the third quarter of 2017, compared to net income attributable to Canadian Solar of $38.2 million, or $0.63 per diluted share, in the second quarter of 2017, and $15.6 million, or $0.27 per diluted share, in the third quarter of 2016.

Financial Condition

The Company had $1.15 billion of cash, cash equivalents and restricted cash as of September 30, 2017, compared to $961.6 million as of June 30, 2017.

Accounts receivable, net of allowance for doubtful accounts, as of September 30, 2017 were $457.4 million, compared to $367.6 million as of June 30, 2017. Accounts receivable turnover was 47 days in the third quarter of 2017, compared to 56 days in the second quarter of 2017.

Inventories as of September 30, 2017 were $301.5 million, compared to $283.2 million as of June 30, 2017. Inventory turnover was 37 days in the third quarter of 2017, compared to 52 days in the second quarter of 2017.

Accounts and notes payable as of September 30, 2017 were $1.06 billion, compared to $899.5 million as of June 30, 2017.

Excluding the borrowings included in “Liabilities held-for-sale”, short-term borrowings as of September 30, 2017 were $2.14 billion, compared to $2.04 billion as of June 30, 2017. Long-term borrowings as of September 30, 2017 were $318.2 million, compared to $273.0 million as of June 30, 2017.

The Company had approximately $1.29 billion in non-recourse bank borrowings as of September 30, 2017. Senior convertible notes totaled $126.2 million as of September 30, 2017, compared to $126.0 million as of June 30, 2017. Total borrowings directly related to utility-scale solar power projects, which included approximately $1.22 billion of non-recourse borrowings, were $1.43 billion as of September 30, 2017, compared to $1.30 billion as of June 30, 2017.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked, “This was a good quarter for us, as solar module shipments, revenue and gross margin all exceeded guidance mainly due to the better-than-expected demand in China, and the pull-in effects in the U.S. market ahead of the Section 201 ruling. As a result, the average selling price of solar modules was sustained in the quarter. Our shipments to third-party customers in the U.S. were moderate in the third quarter, as we supplied modules to our own 281MWp Tranquility 8 utility-scale project in California. However, the pull-in effect appears to have driven the spot market solar module price higher globally and pushed low-price solar module demand into 2018. We did, however, encounter some headwinds. The cost of raw materials, such as high-purity polysilicon and aluminum extrusion products, increased significantly during the quarter. In addition, the appreciation of the Chinese Renminbi and the Canadian dollar against the U.S. dollar resulted in foreign exchange losses to the Company and drove up our production cost. We responded by expanding on those manufacturing steps in which we have technology advantages, such as diamond wire-saw wafering and black silicon solar cell. These efforts helped to partially offset the increase of raw materials costs. Meanwhile, we are continuously making progress in the monetization of our operating solar power plants. We are close to the finish line with transactions to sell certain project assets in the U.S. and Australia. In Japan, CSIF was listed on the TSE’s infrastructure investment fund securities market on October 30, 2017, with an initial portfolio of 72.7 MWp.  During the quarter, we also completed the sale of the 108 MWp SECI Maharashtra project in India.  We are excited with the results of our hard work and remain focused on executing our strategy to develop and sell quality solar products and projects to create the maximum value for our shareholders.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added, “Our higher-than-expected solar module shipments in the third quarter were driven by strong demand for solar modules from China, the U.S., Japan and India. Our higher gross margin was the result of increased average selling price compared to our previous expectation, better cost controls and manufacturing efficiencies.  We are pleased with the progress we have made in the monetization of our operating solar power plants in the U.S. and Japan.  We will further reduce our overall debt, after the sale of the 703 MWp of U.S. projects, 150 MWp U.K. project and CSIF’s initial public offering in Japan.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two parts: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have energy off-take agreements and are expected to be built within the next two to four years.

Late-Stage Utility-Scale Solar Project Pipeline

As of October 31, 2017, the Company’s late-stage utility-scale solar project pipeline, including those in construction, totaled approximately 1,598.9 MWp, which included 344.5 MWp in Japan, 416 MWp in China, 326.4 MWp in Brazil, 238 MWp in the U.S., 117 MWp in Australia, 68 MWp in Mexico, 41 MW in Chile, 22 MWp in the Philippines, 18 MWp in Africa and 8 MWp in the U.K. The Company cautions that some late-stage projects may not reach completion due to various completion risks, such as failure to secure permits and grid connection, among others.

In the U.S., the Company signed two PPAs for the 150 MWac/210 MWp Mustang 2 solar photovoltaic project located in Kings County in central California. Peninsula Clean Energy signed a 15-year Power Purchase Agreement (“PPA”) for 100 MWac of solar power, and the Modesto Irrigation District signed a 20-year PPA for the remaining 50 MWac of the project. Electricity will be delivered following commercial operation of the project, expected in 2019.

The 20 MWac/28 MWp Gaskell West 1 solar project, located in Kern County in southern California, is currently under construction and is expected to begin delivering electricity to Southern California Edison by mid-2018 pursuant to a 20-year PPA.

The Company’s wholly-owned subsidiary, Recurrent Energy, entered into an agreement for the sale of 99 percent of its Class B membership interest in the 71 MWac/92 MWp IS-42 solar project located in North Carolina to Falck Renewables S.p.A., with closing expected in November 2017. This project reached commercial operation in September 2017.

The table below sets forth the Company’s late-stage utility-scale solar project pipeline in the U.S. as of October 31, 2017:

U.S. Project	MWp	Location	Status	Expected COD
Mustang 2	210	California	Development	2019
Gaskell West 1	28	California	Construction	2018
Total	238

In Japan, as of October 31, 2017, the Company’s pipeline of utility-scale solar projects totaled approximately 543.3 MWp. 344.5 MWp of these projects are described as late-stage which have secured interconnection agreements and FIT. 140.6 MWp of the late-stage projects are under construction and 203.9 MWp are under development.  A total of 30.4 MWp of projects have achieved commercial operation since July 31, 2017, of which 29.4 MWp were connected to the grid in the third quarter and 1 MWp was connected in October 2017. Canadian Solar has an additional 198.8 MWp of utility-scale solar projects in the bidding process, which will be added to the list of late-stage projects once FIT is awarded.

Expected Japan COD Schedule of Late-Stage Projects (MWp)

Q4 2017	2018	2019	2020	2021 and Thereafter	Total
19.1	79.1	87.2	141.2	17.9	344.5

In Brazil, the Company has a total of 326.4 MWp of late-stage projects. The table below sets forth the Company’s late-stage utility-scale solar project pipeline in Brazil as of October 31, 2017:

Brazil Project	MWp		Location	Status	Expected COD
Guimarania	80.6		Brazil	Development	2018
Pirapora I	38.3	*	Brazil	Commissioned	2017
Pirapora II	115		Brazil	Construction	2018
Pirapora III (formerly Vazante)	92.5		Brazil	Construction	2017
Total	326.4

*38.3 MWp represents the Company’s 20% equity interest in 191.5 MWp Pirapora I.

The Company completed the sale of an 80% interest in each of 191.5 MWp Pirapora I, 115 MWp Pirapora II and 92.5 MWp Pirapora III to EDF. The Company supplies modules for all the Pirapora projects.

In November 2017, the 191.5 MWp Pirapora I project reached commercial operation and the 92.5 MWp Pirapora III project was commissioned.

The Company acquired the 80.6 MWp Guimarania solar power project in Brazil during the third quarter 2017.  Canadian Solar will build and provide solar modules to the project.  The project received a 20-year PPA from the second Reserve Energy Auction at R$290.00/MWh (approximately US$91.77/MWh).  Construction will start in early 2018, with targeted commercial operation in the fourth quarter of 2018.

In Australia, the Company entered into binding contracts in October 2017 to sell interests in three solar farms in Queensland, Australia, with an aggregate 117 MWp of capacity to Foresight Solar Fund Limited (“FSFL”). FSFL is acquiring 49% interests in each of Longreach Solar Farm (17 MWp) and Oakey 1 Solar Farm (30 MWp), and a 100% interest in Oakey 2 Solar Farm (70 MWp).

In China, as of October 31, 2017, the Company’s late-stage utility-scale power pipeline stands at 416 MWp.

Solar Power Plants in Operation

In addition to its late-stage, utility-scale solar project pipeline, the Company has a portfolio of solar power plants in operation, totaling 1,419.5 MWp as of September 30, 2017, which are recorded on its balance sheet as project assets, assets held-for-sale and solar power systems, net. Revenue from the sale of electricity generated by the plants recorded as “assets held-for-sale” and “solar power systems, net” in the third quarter of 2017 totaled $9.6 million, compared to $9.8 million in the second quarter of 2017.

The sale of projects recorded as “project assets” (build-to-sell) on the balance sheet will be recorded as revenue once revenue recognition criteria are met, and the gain from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net” (build-to-own) on the balance sheet will be recorded within ‘other operating income (expenses)’ in the income statement.

The table below sets forth the Company’s total portfolio of solar power plants in operation as of September 30, 2017:

Plants in Operation (MWp)
U.S.	Japan*	U.K.	China	India	Other	Total
900	139.8	150	188.7	36	5	1,419.50

*As of October 31, 2017, the Company had a total of 68.1 MWp of plants in operation in Japan after the sale of 72.7 MWp of operating projects to CSIF in October 2017. The Company plans to continue to sell its operating solar power plants in Japan to CSIF.

Manufacturing Capacity

The table below sets forth the Company’s capacity expansion plan from June 30, 2017 to December 31, 2018:

	Manufacturing Capacity Roadmap (MW)
	30-Jun-17	31-Dec-17	30-Jun-18	31-Dec- 18*
Ingot	—	1,200	1,720	2,500
Wafer	2,000	5,000	5,000	5,000
Cell	4,490	5,450	6,200	6,950
Module	6,970	8,110	9,060	10,310

*Final decisions on the manufacturing capacity at the end of 2018 are subject to market conditions.

The Company completed the ramp up of the new multi-crystalline silicon ingot casting workshop at Baotou, China at the end of the third quarter of 2017, with a total annual capacity of 1,100 MW, including capacity relocated from the Company’s Luoyang plant. The total annual capacity is expected to reach 1,200 MW by the end of 2017 through production debottlenecking. The new Baotou ingot factory enables the Company to reduce the amount it pays to purchase external ingots and thus reduces its all-in module manufacturing costs. The Company plans to further increase its ingot capacity to 1,720 MW by June 30, 2018, and may expand to 2,500 MW if market conditions justify.

The Company’s wafer manufacturing capacity is now 3.0 GW and is expected to reach 5.0 GW by December 31, 2017, compared to the 4.0 GW originally planned, mainly as a result of production debottlenecking. All the Company’s wafer capacity uses diamond wire-saw technology, which is compatible with the Company’s proprietary and highly efficient Onyx black silicon multi-crystalline solar cell technology, allowing it to significantly reduce silicon usage and manufacturing costs.

The Company’s solar cell manufacturing capacity at the end of third quarter of 2017 was 4.7 GW. The Company plans to add additional cell manufacturing capacity in its Funing and South East Asia plants later this year to bring its total cell manufacturing capacity to 5.45 GW by December 31, 2017. The Company plans to add another 1.5 GW in 2018 to reach approximately 7 GW by the end of 2018.

The Company expects that its total worldwide module manufacturing capacity will exceed 8.11 GW by December 31, 2017, and may further increase it to over 10 GW by the end of 2018, if market conditions justify.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is subject to uncertainties relating to final customer demand and solar project construction schedules. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2017, the Company expects its total solar module shipments to be in the range of approximately 1,650 MW to 1,750 MW, including approximately 60 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in the fourth quarter of 2017. Total revenue for the fourth quarter of 2017, which includes revenue from both of our solar module sales and from our energy business, is expected to be in the range of $1.77 billion to $1.81 billion, which is based on the best estimate of the transaction dates of certain utility-scale solar project sales, as discussed in previous sections. Revenue will be affected if some of the project sales slip to 2018. Gross margin for the fourth quarter of 2017 is expected to be between 10.5% and 12.5%.

For the full year 2017, the Company expects its total module shipments to be in the range of approximately 6.7 GW to 6.8 GW, compared to 6.0 GW to 6.5 GW as previously guided. The Company expects its revenue for the full year 2017 to be in the range of $4.05 billion to $4.09 billion. Module shipments recognized in revenue and total annual revenue will depend on market conditions, including ASP trends and governmental approvals for the sale of solar projects.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commended, “Looking into Q4 of 2017 and next year, the solar industry continues to face both opportunities and challenges. We believe that solar energy will be adopted by more and more people and the long-term aspect of the industry is bright given the compelling fundamentals.  However, the environmental and trade policies of certain countries will likely continue to cause uncertainty.  Separately, while Canadian Solar remains an industry cost leader, the unexpected raw material cost increase and the appreciation of Chinese currency over the past few months will make it challenging for us to reach our previously-set solar module manufacturing cost target by the end of 2017. Canadian Solar will continue to prioritize profitability rather than market share, focus on research and technology, and selectively invest into certain manufacturing processes to optimize our supply chain and cost structure.”

Recent Developments

In addition to the transactions described above:

On November 8, 2017, Canadian Solar and EDF Energies Nouvelles announced that the 191.5 MWp Pirapora I and 92.5 MWp Pirapora III solar energy projects in Brazil, totaling 284 MWp, were commissioned in November 2017.

On October 23, 2017, Canadian Solar announced that it supplied 666.4 kW of solar PV modules for an iconic solar project on Robben Island, near Cape Town in South Africa.

On October 17, 2017, Canadian Solar announced that one of its wholly-owned subsidiaries and several subsidiaries of Menora Mivtachim Holdings Ltd. entered into a joint venture agreement with the aim of investing in the development, financing, construction and ownership of solar power projects in Israel.

On October 16, 2017, Canadian Solar announced that it entered into contracts to sell interests in three solar farms in Queensland, Australia, with an aggregate 117 MWp of capacity to Foresight Solar Fund Limited.

On September 12, 2017, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, and Peninsula Clean Energy signed a 15-year Power Purchase Agreement for 100 megawatts of solar power.

On September 6, 2017, Canadian Solar announced that it acquired the 80.6 MWp Guimarania solar photovoltaic project in the state of Minas Gerais, Brazil.  Canadian Solar will build the project and provide the modules for the project from its local factory in Brazil.

On August 30, 2017, Canadian Solar announced that it successfully completed construction and started commercial operation of a 27.3 MWp solar photovoltaic power plant in Tottori Prefecture, Japan.

Conference Call Information

The Company will hold a conference call on Thursday, November 9, 2017 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., November 9, 2017 in Hong Kong) to discuss the Company’s third quarter 2017 results and business outlook. The dial-in phone number for the live audio call is +1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1 845-675-0437 from international locations. The passcode for the call is 99552288.  A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. on Friday, November 17, 2017, U.S. Eastern Standard Time (9:00 p.m., November 17, 2017 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 from international locations, with passcode 99552288.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 24 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016

Net revenues	$912,223	$692,366	$657,323	$2,281,630	$2,184,650
Cost of revenues	752,422	524,527	540,030	1,862,584	1,816,418

Gross profit	159,801	167,839	117,293	419,046	368,232

Operating expenses:
Selling expenses	42,831	39,324	33,965	116,096	102,618
General and administrative expenses	53,328	52,950	52,510	161,347	140,952
Research and development expenses	7,271	7,318	4,646	20,214	14,203
Other operating (income) loss	(1,399)	(15,502)	(797)	(17,798)	5,535
Total operating expenses	102,031	84,090	90,324	279,859	263,308

Income from operations	57,770	83,749	26,969	139,187	104,924
Other income (expenses):
Interest expense	(33,656)	(26,717)	(18,807)	(84,484)	(46,825)
Interest income	3,382	1,393	2,077	7,297	7,855
Gain (loss) on change in fair value of derivatives	1,764	(1,849)	2,044	(7,836)	3,076
Foreign exchange gain (loss)	(16,474)	(11,648)	4,446	(13,908)	37,893
Investment loss	—	—	(1,719)	—	(561)
Gain on repurchase of convertible notes	—	—	322	—	2,782
Other income (expenses), net	(44,984)	(38,821)	(11,637)	(98,931)	4,220

Income before income taxes and equity in earnings (loss) of unconsolidated investees	12,786	44,928	15,332	40,256	109,144
Income tax expense	(6,165)	(8,958)	(16)	(12,015)	(28,574)
Equity in earnings (loss) of unconsolidated investees	6,971	4,384	(131)	11,961	(1,519)
Net income	13,592	40,354	15,185	40,202	79,051

Less: Net income (loss) attributable to non-controlling interests	299	2,142	(429)	2,033	474

Net income attributable to Canadian Solar Inc.	$13,293	$38,212	$15,614	$38,169	$78,577

Earnings per share - basic	$0.23	$0.66	$0.27	$0.66	$1.37
Shares used in computation - basic	58,392,071	57,947,324	57,778,388	58,059,372	57,429,580
Earnings per share - diluted	$0.22	$0.63	$0.27	$0.65	$1.35
Shares used in computation - diluted	59,283,636	62,049,899	58,276,183	58,608,831	60,969,308

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Net Income	13,592	40,354	15,185	40,202	79,051
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	23,148	3,833	(11,227)	35,910	(21,907)
Gain (loss) on changes in fair value of derivatives	(456)	(3,611)	1,763	(2,386)	(3,694)
Comprehensive income	36,284	40,576	5,721	73,726	53,450
Less: comprehensive income (loss) attributable to non-controlling interests	97	3,153	(581)	812	(478)
Comprehensive income attributable to Canadian Solar Inc.	36,187	37,423	6,302	72,914	53,928

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	September 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$614,586	$511,039
Restricted cash - current	528,725	487,516
Accounts receivable trade, net	457,418	400,251
Accounts receivable, unbilled	3,426	3,425
Amounts due from related parties	29,872	19,082
Inventories	301,526	295,371
Value added tax recoverable	85,477	55,680
Advances to suppliers - current	92,895	29,312
Derivative assets - current	12,201	12,270
Project assets - current	1,658,867	1,317,902
Assets held-for-sale	227,181	392,089
Prepaid expenses and other current assets	192,675	266,826
Total current assets	4,204,849	3,790,763
Restricted cash - non-current	10,770	9,145
Property, plant and equipment, net	674,681	462,345
Solar power systems, net	66,960	112,062
Deferred tax assets, net	248,299	229,980
Advances to suppliers - non-current	53,032	54,080
Prepaid land use right	68,791	48,651
Investments in affiliates	401,971	368,459
Intangible assets, net	9,867	8,422
Goodwill	6,248	7,617
Derivatives assets - non-current	9,911	15,446
Project assets - non-current	148,144	182,391
Other non-current assets	144,567	117,245
TOTAL ASSETS	$6,048,090	$5,406,606
Current liabilities:
Short-term borrowings	$2,140,021	$1,600,033
Accounts and notes payable	1,056,694	736,779
Amounts due to related parties	14,231	19,912
Other payables	295,780	223,584
Short-term commercial paper	—	131,432
Advances from customers	82,852	90,101
Derivative liabilities - current	8,980	9,625
Liabilities held-for-sale	227,285	279,272
Financing liability	419,065	459,258
Other current liabilities	167,089	171,070
Total current liabilities	4,411,997	3,721,066
Accrued warranty costs	62,768	61,139
Convertible notes	126,248	125,569
Long-term borrowings	318,174	493,455
Derivatives liabilities - non-current	680	—
Liability for uncertain tax positions	8,913	8,431
Deferred tax liabilities - non-current	26,381	23,348
Loss contingency accruals	25,352	22,654
Other non-current liabilities	76,485	51,554
Total LIABILITIES	5,056,998	4,507,216

Equity:
Common shares	702,136	701,283
Additional paid-in capital	(1,769)	(8,897)
Retained earnings	322,279	284,109
Accumulated other comprehensive loss	(57,069)	(91,814)
Total Canadian Solar Inc. shareholders’ equity	965,577	884,681
Non-controlling interests in subsidiaries	25,515	14,709
TOTAL EQUITY	991,092	899,390
TOTAL LIABILITIES AND EQUITY	$6,048,090	$5,406,606